SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1

UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED

COHEN & STEERS GLOBAL REALTY FUND, INC.

Exact Name of Registrant

NOTIFICATION OF ELECTION

Cohen & Steers Global Realty Fund, Inc. (the “Fund”), an open-end investment company registered with the Securities and Exchange Commission (the “Commission”) under the Investment Company Act of 1940, as amended (the “1940 Act”), hereby notifies the Commission that it elects to commit itself to pay in cash all redemptions by an interest holder of record as provided by Rule 18f-1 under the 1940 Act (the “Rule”). The Fund understands that this election is irrevocable while the Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the 1940 Act, the Fund has caused this Notification of Election to be duly executed on its behalf in the City of New York and the State of New York on September 27, 2007.

COHEN & STEERS GLOBAL REALTY FUND, INC.

By:	/s/ John E. McLean
John E. McLean Secretary

Attest:	/s/ James Giallanza
James Giallanza
Treasurer